FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 30, 2002

ABN AMRO HOLDING N.V.

ABN AMRO BANK N.V.

(Translation of registrant’s name into English)

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __	No X

ABN AMRO HOLDING N.V.

ABN AMRO BANK N.V.

INDEX TO EXHIBITS

Item
1.	Reconciliation of Net Profit and Shareholders’ Equity under U.S. GAAP for the first half of 2002 and 2001 of registrant.
2.	Consolidated Cash Flow Statement for the first half of 2002 and 2001 of registrant.
3.	Critical Accounting Policies of registrant.
4.	Consolidated Ratios of Earnings to Fixed Charges

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-89136, 333-74436, 333-84044 and 333-81400.

Cautionary Statement regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2002	ABN AMRO HOLDING N.V. By: /s/ T. de Swaan Name: T. de Swaan Title: Member of the Managing Board By: /s/ G. Zeilmaker Name: G. Zeilmaker Title: Executive Vice President
Date: September 30, 2002	ABN AMRO BANK N.V. By: /s/ T. de Swaan Name: T. de Swaan Title: Member of the Managing Board By: /s/ G. Zeilmaker Name: G. Zeilmaker Title: Executive Vice President

Item 1

Reconciliation of Net Profit and Shareholders’ Equity under U.S. GAAP (First Half-Year 2002 and 2001)

Accounting principles generally accepted in The Netherlands (“Dutch GAAP”) vary in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”). The following tables summarize the significant adjustments to ABN AMRO’s consolidated net profit for the first half of 2002 and 2001 and shareholders’ equity as of June 30, 2002 and 2001 that would result from the application of U.S. GAAP instead of Dutch GAAP. For further information, refer to the consolidated financial statements and footnotes thereto included in the Form 20-F for the fiscal year ended December 31, 2001.

Net profit for the first half of 2002 in accordance with U.S. GAAP was EUR 532 million lower than net profit in accordance with Dutch GAAP. The decrease was principally the net result of (i) a charge of EUR 496 million for goodwill impairment and other intangible asset amortization in accordance with SFAS 142: “Goodwill and Intangible Assets”, effective January 1, 2002, of which the transition adjustment was EUR 430 million the largest part of which relates to Banca di Roma (under Dutch GAAP all goodwill is charged to shareholders' equity at the time of acquisition), (ii) a decrease in net gains from securities available for sale of EUR 120 million attributable to differences in accounting for realized gains and losses in investment portfolios, (iii) a EUR 98 million charge attributable to the difference in amortization of deferred gains under U.S. GAAP for mortgage servicing rights,and (iv) amortization of capitalized internally developed software of EUR 74 million, offset in part by (a) EUR 127 million of gains for mark to market differences from book value on derivatives; (b) a EUR 101 million release of employee incentive plan expenses not yet vested. Within the reconciliation of shareholders’ equity the EUR 2,583 million decrease of the difference for goodwill and other acquired intangibles is caused by amortization and impairment expense and currency translation differences.

Net profit for the first half of 2001 in accordance with U.S. GAAP was EUR 2,215 million lower than net profit in accordance with Dutch GAAP. The decrease was principally the net result of (i) Extraordinary revenues of EUR 962 million, represented by the gain on sale of European American Bank, was realized for U.S. GAAP purposes in the second half of 2001, (ii) changes to contingencies of EUR 810 million including the recognition of EUR 793 million in restructuring charges reported under Extraordinary expenses in 2000 under Dutch GAAP, (iii) a charge of EUR 410 million for goodwill amortization associated with acquisitions by ABN AMRO, of which EUR 281 million related to North American acquisitions, (iv) EUR 429 million losses for mark to market differences from book value on derivatives including EUR 45 million transition effect for adoption of FAS 133 (EUR 29 million after tax), (v) higher pension costs of EUR 111 million, and (vi) amortization of capitalized internally developed software of EUR 64 million. These decreases are offset by recognized gains from the investment portfolio of EUR 48 million.

Reconciliation of Net Profit (in millions of Euros except per share data)	1st half 2002	1st half 2001

Net profit under Dutch GAAP	931	2,316
Goodwill and other acquired intangibles	(496)	(410)
Extraordinary revenues (sale of European American Bank)	—	(962)
Investment portfolio securities	(120)	48
Property (reversal of depreciation on property revaluation)	7	10
Pension costs	—	(111)
Post-retirement benefits	—	(3)
Post-employment benefits	3	3
Contingencies	(13)	(810)
Derivatives	127	(429)
Employee incentive plans	101	0
Internal use software	(74)	(64)
Mortgage servicing rights	(98)	0
Taxes	31	513
Net profit under U.S. GAAP	399	101

Basic net profit per Ordinary Share under U.S. GAAP	0.24	0.05
Diluted net profit per Ordinary Share under U.S. GAAP	0.24	0.05

Reconciliation of Shareholders’ Equity (in millions of Euros except per share data)	June 30, 2002	June 30, 2001

Shareholders’ equity under Dutch GAAP	11,022	11,545
Goodwill and other acquired intangibles	7,381	9,964
Extraordinary revenues — deferred	—	(962)
Debt restructuring	(111)	(151)
Investment portfolio securities	1,244	900
Property (reversal of property revaluation)	(145)	(141)
Pension costs	—	(355)
Post-retirement benefits	—	(75)
Post-employment benefits	(20)	(26)
Contingencies	41	70
Employee incentive plans	164	—
Derivatives	573	(172)
Mortgage servicing rights	(178)	—
Internal use software	139	276
Taxes	(1,181)	(1,060)
Dividend payable	331	289
Shareholders’ equity under U.S. GAAP	19,260	20,102

Shareholders’ equity per Ordinary Share under U.S. GAAP	11.81	12.68

Comprehensive income under U.S. GAAP (in millions of Euros)	1st half 2002	1st half 2001

Net profit under U.S. GAAP	399	101
Other comprehensive income, net of tax:
• Currency translation differences	(1,783)	321
• Net unrealized gains / (losses)	64	(202)
Other comprehensive income	(1,719)	119
Comprehensive income under U.S. GAAP	(1,320)	220

Comprehensive income under U.S. GAAP consists of Net profit under U.S. GAAP and other comprehensive components: currency translation differences and net unrealized gains/ (losses) on available for sale securities. The currency translation difference, amounting to EUR 1,783 million, is mainly explained by the depreciated USD and BRL rates in the first six months of 2002.

Item 2

Consolidated cash flow statement for the first half 2002 under Dutch GAAP
(in millions of Euros)

	1st half 2002	1st half 2001
Group profit	1,042	2,459
Depreciation of property and equipment	518	489
Provision for loan losses - release from fund for general banking risks	973	520
Movement in provisions	8,734	(154)
Movement in interest receivable	1,767	(513)
Movement in interest payable	(259)	(983)
Movement in current tax	(473)	(121)
Other accruals and deferrals	(577)	(349)
Government paper and securities, trading	(5,000)	(2,998)
Other securities	(2,156)	3,141
Banks, other than demand deposits	(2,267)	16,932
Loans	4,552	11,193
Professional securities transactions (included in loans)	(9,990)	(23,490)
Total client accounts	4,327	(5,980)
Professional securities transactions (included in total client accounts)	16,706	2,873
Debt securities, excluding debentures and notes	(412)	(1,387)
Other assets and liabilities	(1,891)	12,655
Net cash flow from operations / banking activities	15,594	14,287
Purchase of securities for investment portfolios	(70,863)	(61,021)
Sale and redemption of securities from investment portfolios	54,836	36,150
Net outflow	(16,027)	(24,871)
Investments in participating interests	(125)	(4,633)
Sale of investments in participating interests	52	23
Net outflow	(73)	(4,610)
Capital expenditure on property and equipment	(662)	(398)
Sale of property and equipment	75	179
Net outflow	(587)	(219)
Net cash flow from investment activities	(16,687)	(29,700)
Increase in group equity	98	436
Issue of subordinated debt	0	2,935
Repayment of subordinated debt	(498)	(570)
Issue of debentures and notes	11,223	3,146
Repayment of debentures and notes	(6,286)	(2,531)
Cash dividends paid	(548)	(495)
Net cash flow from financing activities	3,989	2,921
Net cash flow before exchange rate differences	2,896	(12,492)
Exchange rate differences in liquid funds	(913)	375
Increase (decrease) in liquid funds	1,983	(12,117)
Opening balance	13,653	16,105
Closing balance	15,636	3,988
Increase (decrease) in liquid funds	1,983	(12,117)

          The semi-annual figures are unaudited.

Item 3

Critical accounting policies

Introduction

          The financial statements of ABN AMRO have been prepared in conformity with Dutch GAAP. These accounting principles and the variations from U.S. GAAP are described in more detail in our report on Form 20-F of December 31, 2001. Both sets of accounting principles require assumptions, estimates and judgements by management. The following is a brief description of the more critical judgement areas in the application of our accounting policies.

Allowance for loan losses

          Under both Dutch GAAP and U.S. GAAP allowances for loan losses are made to reserve for estimated losses in outstanding loans for which there is any doubt about the borrower's capacity to repay the principal. Allowances are determined through a combination of specific reviews, statistical modelling and estimates. Certain aspects require judgements at many levels in the organization, such as the identification of loans that are deteriorating, probability of default, the expected loss, the value of collateral and current economic conditions. Though we consider the allowances for loan losses to be adequate, the use of different estimates and assumptions could produce different allowances for loan losses, and amendments to the allowances may be required in the future, as a consequence of changes in the value of collateral, the amounts of cash to be received or other economic events.

Fair value of financial instruments

          Under both Dutch GAAP and U.S. GAAP financial instruments, when required, are stated at fair value. Fair values are based on quoted market prices or, if not available, on internally developed pricing models fed by independently sourced market information. However, market information is often limited or even not available. In that case management applies judgement. Other factors that could affect estimates as well are incorrect model assumptions, market dislocations and unexpected correlation. Notwithstanding the judgement required in fair valuing, we believe our estimates of fair value are adequate. However, the use of different models or assumptions could result in changes in our reported results.

Pension and post retirement benefits

          Under both Dutch GAAP, since January 1, 2002, and U.S. GAAP significant pension and post retirement benefit costs and credits are based on actuarial calculations. Inherent in these calculations are assumptions including discount rates and expected return on plan assets. Changes in pension and post retirement costs may occur in the future as a consequence of changes in interest rates, expected return on assets or other assumptions.

Goodwill

          Under U.S. GAAP we have significant intangible assets related to goodwill. The determination of whether or not these assets are impaired involves judgement by management. Changes in strategy or market conditions could significantly impact these judgements and require adjustments to the recorded amount of goodwill. In the second half of 2002 an impairment review will be conducted. Impairment is recognized earlier if indications exist and consequent evaluation warrants so.

Mortgage servicing rights

          Mortgage servicing rights are carried at the lower of initial carrying value, adjusted for amortization, or fair value. Under Dutch GAAP this includes deferred realized gains and losses on derivative hedges, while under U.S. GAAP this includes the SFAS 133 basis adjustments arising from fair value hedging.

          Mortgage servicing rights are amortized in proportion to and over the period of the net estimated servicing income. Mortgage servicing rights are periodically evaluated for impairment based on their fair value. To obtain fair value, quoted market prices are used when available. If quotes are not available, the fair value is determined by estimating the present value of future net cash flows, taking into consideration portfolio characteristics, prepayment speed of the underlying mortgage loans, discount rates, servicing costs and other economic factors. The fair value of hedges is also included in evaluating possible impairment. The main risk of material changes in the value of the mortgage servicing rights resides in the potential volatility in the assumptions used, particularly the prepayment speed.

Item 4

Consolidated Ratios of Earnings to Fixed Charges

          The following table sets forth our consolidated ratios of earnings to fixed charges for the periods indicated based on the figures resulting from the reconciliation to U.S. GAAP.

	(Unaudited)
	Six Months Ended June 30,		Year Ended December 31,
	2002	2001	2001	2000	1999	1998	1997
Excluding Interest on Deposits[1]	1.39	1.11	1.45	1.85	1.91	2.04	1.85
Including Interest on Deposits[1]	1.09	1.02	1.08	1.15	1.17	1.17	1.18

__________
1 Deposits include Banks and Total customer accounts.